February 3, 2017

Via EDGAR and Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

Washington, D.C. 20549-7010

ATTN: W. John Cash

 Accounting Branch Chief

 Office of Manufacturing and Construction

Re:	A. Schulman, Inc.

Form 10-K for the Fiscal Year Ended August 31, 2016

Filed October 26, 2016

Form 10-Q for the Fiscal Quarter Ended November 30, 2016

Filed January 9, 2017

File No. 0-7459

Dear Mr. Cash:

This letter sets forth the responses of A. Schulman, Inc. (the “Company,” “we,” “our” or “us”) to the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) provided in the letter dated January 27, 2017 relating to the Commission’s review of the above-referenced Form 10-K and Form 10-Q of the Company. For your convenience, we have set forth below the full text of each of the Staff’s comments in the January 27, 2017 letter, along with the Company’s corresponding responses.

Form 10-K for the Fiscal Year Ended August 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Critical Accounting Policies, page 41

1.	We appreciate your responses to prior comments three and four. Please revise future filings to disclose and more fully discuss the most significant assumptions that impact your determination of impairments to goodwill and intangible assets in future filings, similar to some of the information you provided in your response letter.

RESPONSE:

In future filings, we will disclose and more fully discuss the most significant assumptions that impact the determination of impairments to goodwill and intangible assets. Such disclosures will include information similar to the information we provided to the Staff in our response letter to the Staff, dated December 22, 2016.

W. John Cash

February 3, 2017

Form 10-Q for the Fiscal Quarter Ended November 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

2.	We note that in prior Exchange Act filings, you disclosed pounds sold and average selling prices per pound, by segment and on a consolidated basis, which quantified the impact of changes in volume and price on net sales during each period. Please revise future filings to continue to provide these disclosures or explain to us how you intend to better quantify the impact of changes in volume and price on net sales during each period in future filings.

RESPONSE:

In future quarterly and annual filings, we will disclose pounds sold and average selling prices per pound in tabular format, by segment and on a consolidated basis, consistent with our previous disclosure practices.

3.	We note that you have revised your disclosures related to product families. It also appears to us that your reporting units were based on product families. Please explain to us if or how revisions to your product families impacted your reporting units, including the amount of goodwill allocated to each reporting unit.

RESPONSE:

On November 14, 2016, the Company announced the simplification of its product families, reducing layers of middle management and better aligning our product families with our customers and end markets. This change is a result of the changes in how the business is managed by the new Chief Executive Officer (effective August 18, 2016) and new Chief Financial Officer (effective November 1, 2016). At the time of the business simplification announcement, the Company’s product families were reorganized as follows:

•	Performance Materials (“PM”) – combined Engineered Plastics and Distribution Services;

•	Custom Concentrates and Services (“CCS”) – combined Masterbatch Solutions, Custom Performance Colors and Specialty Powders; and

•	Engineered Composites (“EC”) – remained as its own product family.

As a result of the simplification, the Company restructured the organization resulting in product family managers for the Company’s PM and CCS product families within each segment. These product family managers report to the segment manager (i.e., the Senior Vice Presidents & General Managers) for the respective segments. Discrete financial information is available for each of these three new product families and is reviewed on a regular basis by the respective segment managers. In accordance with ASC 350-20-35,

W. John Cash

February 3, 2017

the Company concluded that the reporting units are based on the new product families. At the time of the change in our product families, the Company also assessed its reportable segments under ASC 280-10-50 and concluded that no changes to the reportable segments were necessary.

As required under ASC 350, the Company reassigned assets and liabilities to the affected reporting units. Because the reorganization of each product family, which was due to changes in how the business is managed, was the combination of two (PM) or three (CCS) previous product families and did not involve the splitting up or reallocation of previously existing reporting units, the previous reporting units’ values, including goodwill, were added together to determine the relative fair value of the new reporting unit. For example, the historical USCAN Engineered Plastics and USCAN Distribution Services reporting unit values are now the USCAN PM reporting unit and the related goodwill has been allocated in a similar manner. The Company recently completed an enterprise value analysis as part of the fiscal 2016 annual impairment test, which compared the total enterprise value to the sum of the reporting units’ fair value. This testing did not identify any material disparities between the enterprise fair value and the sum of the reporting units’ fair value. The Company also completed its interim impairment review for the three months ended November 30, 2016 and did not identify any triggering events which would indicate significant differences between the reporting unit fair value and allocated goodwill. The Company notes that there were no changes to the EC reporting unit or structure as a result of the product family realignment.

Goodwill balances by reporting unit as of November 30, 2016 are included in the table below (in millions).

EMEA
Custom Concentrates and Services	$42.2
Performance Materials	11.0

Total EMEA	53.2

USCAN
Custom Concentrates and Services	69.3
Performance Materials	47.1

Total USCAN	116.4

LATAM
Custom Concentrates and Services	11.8

Total LATAM	11.8

APAC
Custom Concentrates and Services	0.4
Performance Materials	0.5

Total APAC	0.9

Engineered Composites	74.6

Total Goodwill	$256.9

W. John Cash

February 3, 2017

We believe that the foregoing address each of the comments raised in the Staff’s letter. If you have any further questions or require additional information, please do not hesitate to contact me at (330) 668-7337, our Chief Financial Officer, John W. Richardson, at (330) 668-7285, or our Chief Legal Officer, Andrean R. Horton, Esq., at (330) 668-7375.

Sincerely,

/s/ Kristopher R. Westbrooks
Kristopher R. Westbrooks, Chief
Accounting Officer

cc:	Joseph M. Gingo, Chairman, President and Chief Executive Officer, A. Schulman, Inc.

John W. Richardson, Chief Financial Officer, A. Schulman, Inc.

Andrean R. Horton, Esq., Chief Legal Officer, A. Schulman, Inc.

J. Bret Treier, Esq., Vorys, Sater, Seymour and Pease, LLP

Dale Welcome, Division of Corporation Finance